Exhibit 2.1

Execution Copy

PURCHASE AND SALE AGREEMENT

DATED AS OF JULY 28, 2011

BY AND BETWEEN

PENN VIRGINIA MC ENERGY L.L.C.

AND PENN VIRGINIA OIL & GAS CORPORATION

AS SELLERS

AND

UNIT PETROLEUM COMPANY

AS BUYER

i

7.2	Conditions to Obligation of Buyer	28
7.3	Conditions to Obligation of Sellers	29
7.4	Deliveries by Sellers at Closing	30
7.5	Deliveries by Buyer at Closing	30
ARTICLE 8	INDEMNIFICATION	31
8.1	Survival of Representations, Warranties and Covenants	31
8.2	Indemnification By Sellers	31
8.3	Indemnification By Buyer	32
8.4	Indemnification Procedures	32
8.5	Other Limitations on Indemnification	33
8.6	Exclusive Remedy	34
ARTICLE 9	TERMINATION	34
9.1	Termination of Agreement	34
9.2	Effect of Termination	35
ARTICLE 10	MISCELLANEOUS	35
10.1	Amendment and Waiver	35
10.2	Successors and Assigns	36
10.3	Notices	36
10.4	Severability	37
10.5	No Third Party Beneficiaries	38
10.6	Construction	38
10.7	Exhibits and Schedules	38
10.8	Headings	38
10.9	Counterparts	38
10.10	Entire Agreement	38
10.11	Applicable Law	38

ii

Exhibits

Exhibit A-1	Purchased Leases
Exhibit A-2	Wells
Exhibit A-3	Purchased Easements
Exhibit A-4	Purchased Contracts
Exhibit B	Purchase Price Allocation
Exhibit C	Form of Purchased Asset Assignment

Schedules

Schedule I-1	Sellers Officers with Knowledge
Schedule I-2	Buyer Officers with Knowledge
Schedule 3.5	Sellers Wire Instructions
Schedule 4.1(d)	Sellers Consents
Schedule 4.1(e)	Sellers Proceedings
Schedule 4.1(g)	Sellers Violations
Schedule 4.1(j)	Gas Imbalances
Schedule 4.1(m)	Sellers Capital Expenditures
Schedule 6.11	Sellers Bonds

iii

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”), dated July 28, 2011 is by and between Penn Virginia MC Energy L.L.C., a Delaware limited liability company (“PVMCE”) and Penn Virginia Oil & Gas Corporation, a Virginia corporation (“PVOG” and, together with PVMCE, the “Sellers”), and Unit Petroleum Company, an Oklahoma corporation (“Buyer”). Sellers and Buyer are referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, on the terms and conditions set forth in this Agreement, all of Sellers’ right, title and interest of whatever kind or nature in and to Sellers’ oil, gas and other mineral interests, whether leasehold or other interests, located in Beaver, Caddo, Canadian, Cleveland, Custer, Dewey, Ellis, Garvin, Grady, Haskell, Hughes, Latimer, Le Flore, Logan, McClain, McIntosh, Noble, Oklahoma, Pawnee, Pittsburg, Sequoyah, Stephens and Washita Counties of Oklahoma and Irion, Lipscomb, Ochiltree and Upton Counties of Texas, and described in this Agreement, together with certain equipment and assets described in this Agreement and associated with such interests;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby specifically acknowledged, and intending to be legally bound hereby, Sellers and Buyer hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Defined Terms. As used in this Agreement, each of the following terms has the meaning given in this Section 1.1 or in the Section referred to below:

“Adverse Environmental Condition” means any condition, occurrence, event or activity on or attributable to, related to or incurred with respect to the ownership, operation or use of the Purchased Assets to the extent that the same (i) constitutes a violation of applicable Environmental Laws or (ii) requires remediation or corrective action pursuant to applicable Environmental Laws.

“Affiliate” means, with respect to any Person, each other Person that, directly or indirectly (through one or more intermediaries or otherwise), controls, is controlled by, or is under common control with such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means (i) the ownership, directly or indirectly, of an equity interest entitled to cast more than fifty percent (50%) of the votes entitled to be cast with respect to the election of members of the board of directors or other governing body of such Person or (ii) the ability to direct the management or policies of a Person through ownership of voting shares, equity interests or other securities, pursuant to a written agreement or otherwise.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement, and includes all exhibits and schedules attached hereto.

“Allocated Value” means, with respect to any Purchased Asset, that portion of the Base Purchase Price allocated to such Purchased Asset identified on Exhibit B.

“Assumed Liabilities” has the meaning set forth in Section 2.4.

“Audit Firm” means KPMG LLP.

“Base Purchase Price” has the meaning set forth in Section 3.1.

“Benefit Value” means the amount which is determined in accordance with Section 5.3 with respect to each Title Benefit which is accepted by Buyer or determined to be a Title Benefit pursuant to Section 5.2.

“Buyer” has the meaning set forth in the introductory paragraph to this Agreement.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.2.

“Casualty Event” has the meaning set forth in Section 5.7.

“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Closing Payment” means (i) the Base Purchase Price, minus (ii) the Deposit, minus (iii) Sellers’ good faith estimate of the Operating Balance if such estimate is more than zero, plus (iv) Sellers’ good faith estimate of the Operating Balance if such estimate is less than zero, minus (v) the aggregate amount of all reductions of the Base Purchase Price, if any, required pursuant to Sections 5.4, 5.5, 5.6 and 5.7, plus (vi) the aggregate Benefit Values with respect to all valid Title Benefits, if any, determined as of the Closing Date for which Sellers are entitled to an increase of the Base Purchase Price pursuant to Article 5.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated June 2, 2011 between the Parties.

“Consultant” means, (i) Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. with respect to any Title Defects and (ii) ESA Consulting, Inc. with respect to any Adverse Environmental Conditions.

“Customary Post-Closing Consents” has the meaning set forth in Section 4.1(d).

“Damages” means all liabilities, Taxes, Liens, injunctions, awards, judgments, orders, obligations, damages, losses, fines, penalties, amounts paid in settlement, and all costs, fees and expenses (including court costs and reasonable legal and other professional fees and expenses actually incurred in investigating, defending and preparing for any claim, demand, charge, suit, litigation, judicial or administrative proceeding, action, suit, hearing, investigation or complaint).

“Deeds” has the meaning set forth in Section 7.4(a).

“Defect” means any Title Defect or Adverse Environmental Condition.

“Defect Notice” has the meaning set forth in Section 5.1(a).

“Defect Threshold” means $1,220,000.

“Defect Value” means the amount which is determined in accordance with Section 5.3 with respect to each Defect which is accepted by Sellers or determined to be a Defect pursuant to Section 5.2.

“Deposit” has the meaning set forth in Section 3.3(a).

“Effective Time” has the meaning set forth in Section 7.1.

“Environmental Laws” means Laws and Regulations relating to pollution or the protection of human health or the environment, as the same have been amended to the date hereof.

“Fundamental Representations” has the meaning set forth in Section 8.1.

“Governmental Authority” means any federal, state or local governmental or regulatory entity (or any agency, authority, board, bureau, commission, department, tribal authority or political subdivision thereof) or any court or arbitrator.

“Indemnification Threshold” means $915,000.

“Indemnified Party” has the meaning set forth in Section 8.4(a).

“Indemnifying Party” has the meaning set forth in Section 8.4(a).

“Knowledge” means (i) with respect to Sellers, the actual knowledge of any of the officers, managers or employees of each Seller or any Affiliate of each Seller set forth on Schedule I-1 or (ii) with respect to Buyer, the actual knowledge of any of the officers, managers or employees of Buyer or any Affiliate of Buyer set forth on Schedule I-2.

“Laws and Regulations” means all federal, state or local constitutions, statutes, laws, ordinances, rules, regulations and Orders of any Governmental Authority.

“Lien” means any lien, mortgage, pledge (other than liens, mortgages and pledges released at the Closing), claim, charge, option or other encumbrance substantially equivalent thereto.

“Material Adverse Effect” means an event, occurrence or condition, either individually or together with all other events, occurrences or conditions, that (x) individually or in the aggregate has a material adverse effect on the ownership, use, operation or value of the Purchased Assets, as applicable, taking into account the nature and valuation of the Purchased Assets, or (y) individually or in the aggregate materially hinders or impedes the consummation of the transactions contemplated by this Agreement, except to the extent resulting from or arising in connection with (i) this Agreement or the transactions contemplated hereby or the public announcement thereof; (ii) changes, circumstances or effects (A) that affect generally the oil and gas industry, such as fluctuations in the price of oil and gas, or (B) that result from (1) international, national, regional, state or local economic conditions, (2) general developments or conditions in the oil and gas industry, (3) changes in applicable Laws and Regulations or the application or interpretation thereof by any Governmental Authority enacted, promulgated or issued on or after the date hereof or (4) other general economic conditions, facts or circumstances that are not subject to the reasonable control of the Parties; (iii) effects of conditions or events resulting from an outbreak or escalation of hostilities (whether nationally or internationally), or the occurrence of any other calamity or crisis (whether nationally or internationally), including the occurrence of one or more terrorist attacks; or (iv) any action taken at the written request, or with the written approval, of the other Party; provided, however, that for purposes of Buyer’s representations and warranties set forth in Section 4.2, subpart (x) of this definition of “Material Adverse Effect” shall be deemed to be deleted.

“Missing Consent Period” has the meaning set forth in Section 5.5(b)(i).

“Net Revenue Interest” means, with respect to any Well, Sellers’ decimal interest in and to all production of oil, gas and other minerals saved, produced and sold from such Well, after giving effect to all valid lessor’s royalties, overriding royalties, production payments, carried interests, Liens or charges against production therefrom.

“Notice Deadline” has the meaning set forth in Section 5.1(a).

“Notice of Disagreement” has the meaning set forth in Section 3.4(c).

“Operating Balance” means the positive or negative amount, if any, equal to (i) all proceeds collected by Sellers in respect of the Purchased Assets attributable to the period after the Effective Time (unless such proceeds are remitted or allocated to Buyer pursuant to Section 3.6), minus (ii) all costs and expenses incurred after the Effective Time and paid by Sellers in respect of the Purchased Assets (it being understood that all personal property and ad valorem real property Taxes, fees or assessments attributable to the Purchased Assets shall be apportioned on a calendar year basis as of the Effective Time based upon 2010 Taxes assessed on the Purchased Assets).

“Orders” means all judgments, writs, decrees, injunctions, rulings, orders or awards of any Governmental Authority.

“Party” and “Parties” have the meanings set forth in the introductory paragraph to this Agreement.

“Permitted Liens” means all (i) defects, irregularities and deficiencies in title and lessors’ royalties, overriding royalties, reversionary interests and similar burdens if the cumulative effect of such items does not operate to (A) reduce the Net Revenue Interest of a Seller for any Well from that set forth in Exhibit A-2 or (B) increase the Working Interest of a Seller for any Well from that set forth in Exhibit A-2, without a corresponding increase in the Net Revenue Interest for such Well, (ii) materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, Tax and other similar liens or charges arising in the ordinary course of business (A) for obligations that are not delinquent and that will be paid and discharged in the ordinary course of business or (B) if delinquent, that are being contested in good faith by appropriate action of which Buyer is notified in writing before the Closing, (iii) Customary Post-Closing Consents, (iv) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations that do not materially interfere with or have an adverse effect on the ownership, use, value or operation of the Purchased Assets, (v) operating agreements, unit agreements, unit operating agreements, pooling agreements and pooling designations affecting the Purchased Assets, (vi) conventional rights of reassignment of oil and gas leases requiring notice to the holder before release or surrender of such rights, (vii) rights reserved to or vested in any Governmental Authority to control or regulate any of the Purchased Assets in any manner, (viii) applicable Laws and Regulations, (ix) terms and conditions of the Purchased Leases, Purchased Easements and Purchased Contracts so long as they do not operate to (A) reduce the Net Revenue Interest of a Seller for any Well from that set forth in Exhibit A-2, (B) increase the Working Interest of a Seller for any Well from that set forth in Exhibit A-2, without a corresponding increase in the Net Revenue Interest for such Well, (x) Liens released at the Closing; (xi) Required Consents and Preferential Rights; and (xii) any Defects Buyer has expressly waived in writing or which are deemed to have become Permitted Liens under Section 5.1(a).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Authority.

“Personal Property” has the meaning set forth in Section 2.2(f).

“Phase I” has the meaning set forth in Section 6.2.

“Phase II” has the meaning set forth in Section 6.2.

“Post-Closing Period” has the meaning set forth in Section 5.5(b)(ii).

“Preferential Rights” has the meaning set forth in Section 5.6(a).

“Preliminary Settlement Statement” has the meaning set forth in Section 3.4(a).

“Proceedings” means all actions, suits, claims or proceedings (including arbitrations, mediations or similar proceedings) by or before any Governmental Authority.

“Proposed Final Settlement Statement” has the meaning set forth in Section 3.4(b).

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchased Asset Assignments” has the meaning set forth in Section 7.4(b).

“Purchased Assets” has the meaning set forth in Section 2.2.

“Purchased Contracts” has the meaning set forth in Section 2.2(e).

“Purchased Easements” has the meaning set forth in Section 2.2(c).

“Purchased Leases” has the meaning set forth in Section 2.2(a).

“Purchased Permits” has the meaning set forth in Section 2.2(d).

“Purchased Records” has the meaning set forth in Section 2.2(h).

“PVOG” has the meaning set forth in the introductory paragraph to this Agreement.

“PVMCE” has the meaning set forth in the introductory paragraph to this Agreement.

“Required Consents” has the meaning set forth in Section 5.5(a).

“Restricted Assets” has the meaning set forth in Section 5.5(b)(i).

“Restricted Contracts” has the meaning set forth in Section 5.5(b)(i).

“Retained Liabilities” has the meaning set forth in Section 2.5.

“Sellers” has the meaning set forth in the introductory paragraph to this Agreement.

“Seller Indemnified Parties” has the meaning set forth in Section 8.3.

“Survival Period” has the meaning set forth in Section 8.1.

“Suspension Amounts” has the meaning set forth in Section 2.3.

“Taxes” means all taxes, including any foreign, federal, state or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, severance tax, personal property tax, real property tax, ad valorem tax, sales tax, goods and services tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, unemployment tax, disability tax, alternative or add-on minimum tax and estimated tax, imposed by a Governmental Authority, together with any interest, fine or penalty thereon, and with such term to include transferee liability for any of the preceding.

“Termination Date” means October 1, 2011.

“Third Party” means any Person other than Sellers, Buyer or any Affiliate thereof.

“Third Party Claim” has the meaning set forth in Section 8.4(a).

“Title Benefit” means, as of the Effective Time and the Closing Date, with respect to a Seller’s interest in each of the Wells, (i) such Seller being entitled to receive a percentage of all proceeds of production therefrom throughout the duration of the productive life of such Well greater than the Net Revenue Interest of such Seller set forth in Exhibit A-2, for such Well or (ii) such Seller being obligated to pay costs and expenses relating to the operations on and the maintenance and development of such Well throughout the duration of the productive life of such Well in an amount lesser than the Working Interest set forth in Exhibit A-2 for such Well, without a corresponding decrease in such Seller’s Net Revenue Interest for such Well.

“Title Benefit Notice” has the meaning set forth in Section 5.1(b).

“Title Defect” means, as of the Effective Time or the Closing Date, with respect to a Seller’s interest in (i) each of the Wells (and the Purchased Leases attributable thereto), any defect or Lien, other than a Permitted Lien, which results in (A) such Seller being entitled to receive a percentage of all proceeds of production therefrom throughout the duration of the productive life of such Well less than the Net Revenue Interest of such Seller set forth in Exhibit A-2 for such Well or (B) such Seller being obligated to pay costs and expenses relating to the operations on and the maintenance and development of such Well throughout the duration of the productive life of such Well in an amount greater than the Working Interest set forth in Exhibit A-2, for such Well, without a corresponding increase in the Net Revenue Interest for such Well, (ii) any Purchased Asset, any Adverse Environmental Condition, (iii) any Purchased Asset, any Lien burdening such Purchased Asset other than a Permitted Lien and (iv) any Personal Property, the failure of a Seller to have sole title thereto, free and clear of all Liens other than Permitted Liens.

“Transaction Documents” means this Agreement and all other agreements and documents entered into by one or more of the Parties as contemplated in this Agreement.

“Transferred Contracts” means all of the Purchased Leases, Purchased Easements and Purchased Contracts (or interests therein) to be sold, assigned or transferred by Sellers to Buyer pursuant to the terms and conditions of this Agreement.

“Transition Services Agreement” has the meaning set forth in Section 7.4(d).

“Wells” has the meaning set forth in Section 2.2(b).

“Working Interest” means, with respect to any Well, a Seller’s decimal interest in and to such Well and all rights and obligations of every kind and character appurtenant thereto or arising therefrom, without regard to any valid lessor’s royalty, overriding royalties, production payments, carried interests, Liens or charges against production therefrom insofar as such interest in such Well is burdened with the obligation to bear and pay costs of operations.

1.2 References and Titles. All references to cash or monetary amounts refer to U.S.

Dollars only unless specifically stated to be in the currency of another government. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision, unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Articles, Sections or subsections, respectively, hereof in which such words occur. The word “including” (in its various forms) means “including without limitation.” Any reference to any federal, state or local statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale of Purchased Assets. Subject to the terms and conditions of this Agreement, Sellers agree to sell, assign, transfer and deliver to Buyer, and Buyer agrees to purchase and acquire from Sellers, as of the Effective Time, the Purchased Assets.

2.2 Purchased Assets. The “Purchased Assets” shall consist of all right, title and interest of Sellers in and to the following assets:

(a) the oil, gas and mineral interests described in Exhibit A-1 or described in or referred to in the instruments and agreements listed on Exhibit A-1, whether the interests of such Seller in such property are real or beneficial fee interests, leasehold interests, mineral servitudes, licenses, concessions, working interests, farmout rights or other mineral rights of any nature, and any royalties and overriding royalties incident thereto (collectively, the “Purchased Leases”);

(b) the oil and/or gas wells (whether producing, non-producing or shut-in), the water source wells and any other types of injection and disposal wells located on the property subject to the Purchased Leases, including those described in Exhibit A-2, including the rights to pooled or unitized acreage of which the Purchased Leases and such wells are a part (collectively, the “Wells”);

(c) all servitudes, easements, rights-of-way, surface leases and other similar interests used, or held for use, in connection with the ownership or operation of the other Purchased Assets, or with the production or treatment of hydrocarbons from, or attributable to, the Purchased Assets, including the easements and other items described in Exhibit A-3 (collectively, the “Purchased Easements”);

(d) to the extent assignable under applicable Laws and Regulations, all permits, licenses, variances, exemptions, orders, franchises, registrations, approvals and authorizations obtained from any Governmental Authority, and all pending applications therefor, used, or held for use, exclusively in connection with the ownership or operation of the Purchased

Assets, or with the production or treatment of hydrocarbons from, or attributable to, the Purchased Assets (collectively, the “Purchased Permits”);

(e) with respect to rights and obligations from and after the Effective Time, all lease agreements (other than the Purchased Leases and the Purchased Easements), royalty agreements, assignments, gas purchase and sale contracts, oil purchase and sale agreements, farmin and farmout agreements, transportation and marketing agreements, joint and other operating agreements, exploration agreements, unit agreements, processing agreements, options, facilities or equipment leases and other contracts, agreements and rights used, or held for use, exclusively in connection with the ownership or operation of the Purchased Assets, or with the production or treatment of hydrocarbons from, or attributable to, the Purchased Assets, including the contracts and other items described in Exhibit A-4 (collectively, the “Purchased Contracts”); it being understood and agreed that any master service contracts entered into by one or more of Sellers with a Third Party shall not be Purchased Contracts;

(f) all equipment, machinery, vehicles, fixtures and other real, personal and mixed property situated on the property subject to the Purchased Leases or used or held for use exclusively in connection with the ownership or operation of the Purchased Assets, including well equipment, casing, rods, tanks, boilers, buildings, tubing, pumps, motors, fixtures, machinery, inventory, separators, dehydrators, compressors, treaters, power lines, field processing facilities, flowlines, gathering lines, transmission lines and all other pipelines, equipment and property (collectively, the “Personal Property”);

(g) all oil, gas, hydrocarbons and other minerals produced from or attributable to the Wells after the Effective Time; and

(h) all of the files, books, records, information and data directly pertaining to the Purchased Assets in Sellers’ possession or control or to which a Seller has a right, including title records, abstracts, title opinions, title certificates, interpretive data, computer records, production records, severance tax records, geological and geophysical data, reservoir and well information, but excluding any files, books, records, information and data (i) to the extent that the disclosure or transfer thereof is prohibited by Third Party agreement or applicable Laws and Regulations, (ii) relating to each Seller’s business generally, (iii) constituting work product of a Seller’s legal counsel (other than title opinions) and (iv) relating to the negotiation and consummation of the sale of the Purchased Assets (collectively, the “Purchased Records”); provided, however, that Sellers may retain copies of the Purchased Records as may be necessary for litigation, Tax, accounting or auditing purposes or as otherwise may be required by applicable Laws and Regulations.

2.3 No Other Assets. Except for the Purchased Assets expressly described in Sections 2.1 and 2.2 above, Sellers shall not sell, and Buyer shall not purchase, any other assets, properties, interests or rights of Sellers. Notwithstanding anything herein to the contrary, Sellers shall retain all monies held in suspense and for account of Third Parties (the “Suspension Amounts”).

2.4 Assumed Liabilities. As of the Effective Time, Buyer shall assume all liabilities, duties, obligations and responsibilities of every kind whatsoever attributable to the Purchased

Assets, whether known or unknown, whether attributable to the period of time before or after the Effective Time, except for any Retained Liabilities (the “Assumed Liabilities”).

2.5 Retained Liabilities. Seller shall retain all liabilities, duties and obligations with respect to (a) all operating expenses related to the Purchased Assets and attributable to the period before the Effective Time and during the time that Sellers owned the affected Purchased Assets; provided, however, that (i) Sellers’ retention of the obligations set forth in this Section 2.5(a) shall terminate on the first anniversary of the Closing, (ii) any claim against Sellers under this Section 2.5(a) which is not asserted by a notice as herein provided within such time period may not be pursued and shall thereafter be forever barred and (iii) after such termination, such obligations shall become Assumed Liabilities, (b) royalties and rentals (including the Suspension Amounts) due under the Purchased Assets attributable to the period before the Effective Time and any interest or penalties arising directly in connection therewith, (c) Taxes related to the Purchased Assets and attributable to the period before the Effective Time, (d) any liability or obligation of Sellers which is not a Permitted Lien under any note, bond or indenture where Sellers are the obligor, (e) any liability arising out of or resulting from the employment relationship between Sellers and any of their current or former employees or the termination by Sellers prior to the Closing Date of any such employment relationship with Sellers, including, without limitation, liabilities for severance or similar benefits or with respect to any claim for wrongful discharge, breach of contract, unfair labor practice, violation of the Worker Adjustment and Retraining Notification Act, continued health benefits, employment discrimination, unemployment compensation or workers’ compensation, (f) any liability occurring as a result of this Agreement and arising out of, relating to or resulting from any bulk transfer or similar laws of any jurisdiction and (g) the injury or death of any person in connection with the ownership, operation or use of the Purchased Assets prior to the Closing without limit and notwithstanding anything to the contrary contained herein (the “Retained Liabilities”).

ARTICLE 3

PURCHASE PRICE

3.1 Purchase Price. The aggregate purchase price for the Purchased Assets shall be (a) $30,500,000 (the “Base Purchase Price”), minus (b) the amount, if any, by which the Operating Balance is more than zero, plus (c) the amount, if any, by which the Operating Balance is less than zero, minus (d) the aggregate amount of all reductions of the Base Purchase Price, if any, required pursuant to Sections 5.4, 5.5, 5.6 and 5.7, plus (e) the aggregate Benefit Values with respect to all valid Title Benefits, if any, for which Sellers are entitled to an increase of the Base Purchase Price pursuant to Article 5 (the “Purchase Price”).

3.2 Purchase Price Allocation. The Base Purchase Price shall be allocated among the Purchased Assets as set forth in Exhibit B. The Parties shall each report the federal, state and local income and other Tax consequences of the transactions contemplated by this Agreement (which for such purposes includes the Transaction Documents) in a manner consistent with such allocation, including the preparation and filing of Form 8594 under Section 1060 of the Code (or any successor form or successor provision of any future Tax law, or any comparable provision of state or local Tax law), with respect to their respective Tax returns for the taxable year that includes the Closing Date.

3.3 Deposit.

(a) Concurrently with the execution of this Agreement by Buyer and Sellers, Buyer shall deliver to Sellers a performance guarantee deposit in the amount of $3,050,000 (the “Deposit”). The Deposit shall be delivered by Buyer to Sellers by wire transfer of immediately available funds to the account set forth on Schedule 3.5. The Deposit shall be held by Sellers in trust subject to the terms of this Section 3.3.

(b) If the Closing occurs, then the Deposit shall be retained by Sellers and the Deposit shall be credited to Buyer’s payment of the Purchase Price.

(c) If each of the following occurs, (i) Sellers terminate this Agreement pursuant to Section 9.1(c)(i) or Section 9.1(c)(ii), (ii) Buyer has knowingly taken any action or knowingly omitted to take any action where such action or failure resulted in the breach or omission in any material respect of any of Buyer’s representations or warranties set forth herein or any covenants of Buyer hereunder which are to be performed or observed at or prior to the Closing (including Buyer’s failure to consummate the transactions contemplated by this Agreement upon satisfaction of the conditions set forth in Section 7.2) and (iii) as of the date of such termination, Sellers have not breached in any material respect any representation or warranty set forth herein or any covenant of Sellers which is to be performed or observed at or prior to the Closing (including Sellers failure to consummate the transactions contemplated by this Agreement upon satisfaction of the conditions set forth in Section 7.3), then Sellers shall be entitled to retain the Deposit as liquidated damages, which remedy shall be the sole and exclusive remedy available to Sellers for Buyer’s failure to consummate the transactions contemplated by this Agreement or any breach or failure of any representation, warranty or covenant of Buyer contained herein. Buyer and Sellers acknowledge and agree that (x) Sellers’ actual Damages upon the event of such a termination are difficult to ascertain with any certainty, (y) the Deposit is a reasonable estimate by the Parties of such actual Damages and (z) such liquidated damages do not constitute a penalty.

(d) If this Agreement is terminated in accordance with Section 9.1 and Sellers are not entitled to retain the Deposit pursuant to the terms set forth in Section 3.3(c), then Sellers shall promptly return the Deposit to Buyer via wire transfer of immediately available funds to such account(s) as Buyer nominates in writing.

3.4 Purchase Price Adjustments.

(a) No later than three days prior to the Closing, Sellers shall prepare and deliver to Buyer a preliminary settlement statement prepared by Sellers in accordance with this Agreement and generally accepted accounting principles consistently applied by Sellers (the “Preliminary Settlement Statement”), which sets forth Sellers’ good faith estimate of the Operating Balance and Sellers’ good faith calculation of the Closing Payment.

(b) As soon as practicable but no later than the date that is the later of (i) 90 days after the Closing or (ii) the date two business days after the final resolution of all disputed Defects and Title Benefits in accordance with Section 5.2, Sellers shall prepare and deliver to Buyer a statement in the same form of and on the same basis as the Preliminary Settlement

Statement (the “Proposed Final Settlement Statement”), which sets forth Sellers’ calculation of the final Purchase Price and each adjustment or payment that was not finally determined on the Preliminary Settlement Statement. Each Party shall, during normal business hours, grant and provide the other Party access to the Purchased Records in the possession or control of such Party for the purposes of conducting an audit of the information set forth in the Proposed Final Settlement Statement.

(c) Within the later of (i) 30 days following receipt by Buyer of the Proposed Final Settlement Statement or (ii) 60 days after the Closing, Buyer shall, if applicable, provide Sellers with a written objection (a “Notice of Disagreement”) detailing Buyer’s objections, if any, to Sellers’ calculation of the final Purchase Price. To the extent such written notice is not delivered by Buyer within such time period, Sellers’ calculation of the final Purchase Price, and each component thereof, shall become final and binding upon the Parties.

(d) Any disagreement between Buyer and Sellers regarding Sellers’ calculation of the final Purchase Price that cannot be resolved within 30 days after the date of the Notice of Disagreement shall be resolved by the Audit Firm, who shall calculate the final Purchase Price in a manner consistent with the Preliminary Settlement Statement and this Agreement in all respects. Sellers and Buyer shall each have an opportunity to present its position to the Audit Firm and shall cooperate with the Audit Firm in making available to it any records or work papers requested by the Audit Firm. The determination of the Audit Firm shall be expressly limited to the determination of the final Purchase Price, and the Audit Firm will not render any decision or have any authority to render a decision with respect to any other matter relating to this Agreement, including with respect to any alleged breach of a representation, warranty or covenant by any Party. In making such determination, the Audit Firm shall consider only those items and amounts in the Proposed Final Settlement Statement with which Buyer has disagreed and which are set forth in the Notice of Disagreement. In no event shall the final Purchase Price as determined by the Audit Firm be more favorable to Sellers than reflected on the Proposed Final Settlement Statement by Sellers nor more favorable to Buyer than shown in the proposed changes set forth in the Notice of Disagreement. Subject to the provisions set forth in this Section 3.4(d), the decision of the Audit Firm shall be set forth in writing and shall be conclusive and binding on the Parties and subject to judicial enforcement. The fees charged by the Audit Firm shall be borne 50% by Buyer and 50% by Sellers and each Party shall bear all of its own costs and expenses associated with the submission of any disputed matters to the Audit Firm.

(e) If the final Purchase Price, as determined pursuant to this Section 3.4, exceeds the sum of (i) the Closing Payment plus (ii) the Deposit, then Buyer shall pay to Sellers the amount of such excess. If the final Purchase Price, as determined pursuant to this Section 3.4, is less than the sum of (A) the Closing Payment plus (B) the Deposit, then Sellers shall pay to Buyer the amount of such deficiency. Any payment shall be made within three days after the date the final Purchase Price is deemed to be finally determined pursuant to this Section 3.4 via wire transfer of immediately available funds to the account(s) designated in writing by the Party entitled to such payment.

3.5 Closing Payment. At the Closing, Buyer shall pay to Sellers the Closing Payment by wire transfer of immediately available funds to the account set forth on Schedule 3.5.

3.6 Proceeds Received Post-Closing.

(a) If, at any time prior to the first anniversary of the Closing, Buyer or any of its Affiliates receives any proceeds attributable to the ownership, use or operation of the Purchased Assets for periods prior to the Effective Time, then Sellers shall be entitled to all such proceeds, and Buyer shall promptly remit to Sellers all such proceeds.

(b) If, at any time prior to the first anniversary of the Closing, Sellers or any of their Affiliates receives any proceeds attributable to the ownership, use or operation of the Purchased Assets for periods on or after the Effective Time, then Buyer shall be entitled to all such proceeds, and Sellers shall promptly remit to Buyer all such proceeds.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Sellers. Sellers jointly and severally represent and warrant to Buyer as of the date hereof and as of the Closing Date that:

(a) Organization and Good Standing. PVMCE is a limited liability company, validly existing and in good standing under the laws of the State of Delaware, and PVOG is a corporation, validly existing and in good standing under the laws of the Commonwealth of Virginia. Sellers have all requisite limited liability company power or corporate power, as applicable, and authority to own, lease and operate the Purchased Assets and conduct their businesses as and where such business is currently being conducted. PVMCE is qualified or registered to do business and is in good standing as a foreign entity in the States of Oklahoma and Texas. PVOG is qualified or registered to do business and is in good standing as a foreign entity in the States of Oklahoma and Texas.

(b) Authorization and Enforceability. Sellers have the requisite limited liability company power and corporate power, as applicable, and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action and corporate powers, as applicable, on the part of Sellers. This Agreement has been duly and validly executed and delivered by Sellers and (assuming that this Agreement constitutes a valid and binding obligation of Buyer) constitutes a legal, valid and binding obligation of Sellers enforceable against Sellers in accordance with its terms, except as limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance and similar laws affecting creditors’ rights generally and except to the extent that general equitable principles may affect the availability of certain remedies.

(c) No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and the compliance by Sellers with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the Purchased Assets under, any provision of (i) the organizational documents of Sellers, (ii) any loan or credit agreement, note, bond, mortgage, indenture, contract, lease, permit, concession, franchise, license or other agreement or instrument applicable to Sellers (other than any Purchased Lease, Purchased Easement or Purchased Contract), (iii) any Purchased Lease, Purchased Easement or Purchased Contract (except as set forth on Schedule 4.1(d)) or (iv) any Laws and Regulations applicable to Sellers or the Purchased Assets, except, in the cases of clauses (ii), (iii) and (iv), for any such conflicts, violations, defaults, rights, losses or Liens that would not have a Material Adverse Effect on Sellers or the Purchased Assets.

(d) Approvals and Consents. Except as set forth on Schedule 4.1(d), (i) there are no Required Consents and no other notice to, consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority or other Third Party which is required by or with respect to Sellers in connection with the execution and delivery of this Agreement by Sellers or the consummation by Sellers of the transactions contemplated hereby, except for consents or approvals of, or notices to, any Governmental Authority that are customarily obtained or given after closing in connection with the transactions contemplated hereby (collectively, the “Customary Post-Closing Consents”), and (ii) no Purchased Asset is subject to any preferential right to purchase, right of first refusal, right of first offer or similar right which would be binding on Buyer after the consummation of the transactions contemplated hereby.

(e) Proceedings; Orders. Except as set forth on Schedule 4.1(e), there are no Proceedings pending or, to Sellers’ Knowledge, threatened against Sellers or the Purchased Assets affecting the Purchased Assets or that would prohibit, restrict or delay in any material respect the consummation of the transactions contemplated hereby. There are currently no outstanding Orders against Sellers which relate to or arise out of the ownership, use or operation of the Purchased Assets or that would prohibit, restrict or delay in any material respect the consummation of the transactions contemplated hereby.

(f) Brokerage. Neither Sellers nor any of their Affiliates has made any agreement or taken any other action which might cause any Person to become entitled to a broker’s or finder’s fee or commission for which Buyer or any of Buyer’s Affiliates shall directly or indirectly have any responsibility, liability or expense as a result of the transactions contemplated hereby.

(g) Compliance with Laws. Except as set forth on Schedule 4.1(g), Sellers have not violated or failed to comply with any Laws and Regulations applicable to the Purchased Assets, except for any such violations or failures as would not have a Material Adverse Effect on Sellers or the Purchased Assets. Except as set forth on Schedule 4.1(g), Sellers have not received any written notice from any Governmental Authority of any violation of any Laws and Regulations applicable to the Purchased Assets. The representations and warranties contained in this Section 4.1(g) shall not apply to violations of or compliance with Environmental Laws (it being acknowledged and agreed that Article 5 contains the sole provisions relating to compliance with Environmental Laws).

(h) Permits. Sellers (i) possess all permits required to own, lease, operate or use the Purchased Assets under all Laws and Regulations and (ii) are in compliance with all terms, provisions and conditions of the Purchased Permits, except, in the cases of clauses (i) and (ii), for any such failures to possess or comply as would not have a Material Adverse Effect on Sellers or the Purchased Assets. All Purchased Permits are in full force and effect, and there are no Proceedings pending or, to Sellers’ Knowledge, threatened that seek the revocation, cancellation, suspension or any materially adverse modification, or the imposition of any penalty with respect to, any Purchased Permits. The representations and warranties contained in this Section 4.1(h) shall not apply to violations of or compliance with Purchased Permits issued under Environmental Laws (it being acknowledged and agreed that Article 5 contains the sole provisions relating to compliance with Environmental Laws).

(i) Leases, Easements and Contracts. The Purchased Leases, Purchased Easements and Purchased Contracts listed in Exhibits A-1, A-3 and A-4 comprise all of the material Purchased Leases, material Purchased Easements and material Purchased Contracts. With respect to each Purchased Lease, Purchased Easement and Purchased Contract, Sellers are not in breach of or default under, and no event has occurred which with notice or lapse of time (or both) would constitute a breach by Sellers of or default by Sellers under, such Purchased Lease, Purchased Easement or Purchased Contract, except for any such breaches or defaults as would not have a Material Adverse Effect on Sellers or the Purchased Assets.

(j) Gas Imbalances. Except as set forth on Schedule 4.1(j), (i) there are no aggregate production, pipeline, transportation or processing imbalances existing with respect to the Purchased Assets and (ii) Sellers have not received any deficiency payments under gas contracts for which any party has a right to take deficiency gas from Sellers, nor have Sellers received any payments for production which are subject to refund or recoupment out of future production.

(k) Royalties. Sellers have not received any written claims or demands that royalties and other payments due by it under any of the Purchased Leases have not been properly and timely paid or that any conditions necessary to keep the Purchased Leases in force have not been fully performed.

(l) Prepayments. No prepayment for hydrocarbon sales have been received by Sellers for hydrocarbons produced from the Purchased Assets which have not been delivered as of the date hereof.

(m) Capital Expenditures. As of the date of this Agreement, except as set forth on Schedule 4.1(m), the presently approved face amount of any currently outstanding and effective authorizations for expenditure or other obligation for capital commitments with respect to the Purchased Assets would not require Sellers to make or incur after the Closing capital expenditures with respect to any individual Well or Purchased Lease in excess of $50,000.

(n) Future Delivery of Hydrocarbons. Sellers are not obligated by virtue of any prepayment arrangement, “take or pay” arrangement, production payment arrangement, gas balancing agreement or otherwise to deliver hydrocarbons produced from the Purchased Assets at some future time without then or thereafter receiving full payment therefor without deduction or credit on account of such arrangement from the price that would otherwise be received.

(o) No Other Seller Representations. EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 4.1, THE DEEDS, THE PURCHASED ASSET ASSIGNMENTS OR ANY OTHER AGREEMENTS OR INSTRUMENTS DELIVERED AT THE CLOSING PURSUANT TO SECTION 7.4, SELLERS AND THEIR REPRESENTATIVES AND ADVISORS HAVE NOT MADE AND MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THE PURCHASED ASSETS OR ANY LIABILITIES OR OPERATIONS RELATED THERETO, INCLUDING THE ASSUMED LIABILITIES, AND INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED, IN EACH CASE INCLUDING, BUT NOT LIMITED TO, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED AS TO (I) TITLE TO ANY OF THE PURCHASED ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE PURCHASED ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE PURCHASED ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL OR STEP-OUT DRILLING OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE PURCHASED ASSETS OR FUTURE REVENUES GENERATED BY THE PURCHASED ASSETS, (VI) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE PURCHASED ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE PURCHASED ASSETS, (VIII) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT WHICH DOES NOT CONSTITUTE A MATERIAL ADVERSE EFFECT OR (IX) ANY OTHER RECORD, FILES OR MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO BUYER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY. SELLERS FURTHER DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT. BUYER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN THIS SECTION 4.1, THE DEEDS, THE PURCHASED ASSET ASSIGNMENTS OR ANY OTHER AGREEMENTS OR INSTRUMENTS DELIVERED AT THE CLOSING PURSUANT TO SECTION 7.4, BUYER IS PURCHASING THE PURCHASED ASSETS ON AN “AS-IS, WHERE-IS” BASIS WITH ALL FAULTS AND DEFECTS AND BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE.

4.2 Representations and Warranties of Buyer. Buyer represents and warrants to Sellers as of the date hereof and as of the Closing Date that:

(a) Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma. Buyer has all requisite corporate power and authority to own, lease and operate its assets and properties and conduct its business as and where such business is currently being conducted. Buyer is qualified or registered to do business and is in good standing as a foreign entity in the State of Texas.

(b) Authorization and Enforceability. Buyer has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and (assuming that this Agreement constitutes a valid and binding obligation of Sellers) constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance and similar laws affecting creditors’ rights generally and except to the extent that general equitable principles may affect the availability of certain remedies.

(c) No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and the compliance by Buyer with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the assets or properties of Buyer under, any provision of (i) the organizational documents of Buyer, (ii) any loan or credit agreement, note, bond, mortgage, indenture, contract, lease, permit, concession, franchise, license or other agreement or instrument applicable to Buyer or (iii) any Laws and Regulations applicable to Buyer or any of its assets or properties, except, in the cases of clauses (ii) and (iii), for any such conflicts, violations, defaults, rights, losses or Liens that would not have a Material Adverse Effect on Buyer.

(d) Approvals and Consents. No notice to, consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority or other Third Party is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby, except for the Customary Post-Closing Consents.

(e) Proceedings; Orders. There are no Proceedings pending or, to Buyer’s Knowledge, threatened against Buyer that would prohibit, restrict or delay in any material respect the consummation of the transactions contemplated hereby. There are currently no outstanding Orders against Buyer that would prohibit, restrict or delay in any material respect the consummation of the transactions contemplated hereby.

(f) Brokerage. Neither Buyer nor any of its Affiliates has made any agreement or taken any other action which might cause any Person to become entitled to a broker’s or finder’s fee or commission for which Sellers or any of Sellers’ Affiliates shall directly or indirectly have any responsibility, liability or expense as a result of the transactions contemplated hereby.

(g) Funding. Buyer has available adequate funds or the means to obtain adequate funds in the aggregate amount sufficient to pay (i) the Purchase Price and (ii) all expenses incurred by Buyer in connection with this Agreement and the transactions contemplated hereby.

(h) Due Diligence Investigation. Buyer has the expertise, knowledge and sophistication in financial and business matters generally and with respect to the oil and gas industry that make it capable of evaluating, and it has evaluated, the merits and economic risks of its investment in the Purchased Assets. Buyer has had the opportunity to examine all aspects of the Purchased Assets Buyer has deemed relevant and has had access to all information requested by Buyer with respect to the Purchased Assets and the Assumed Liabilities in order to make an evaluation thereof. In making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied and will rely solely on the provisions of this Agreement and its own independent investigation and evaluation of the Purchased Assets and the value thereof.

ARTICLE 5

TITLE AND ENVIRONMENTAL MATTERS

5.1 Title Adjustments.

(a) Buyer shall notify Sellers in writing (each a “Defect Notice”) of any claimed Title Defect or Adverse Environmental Condition promptly upon Buyer’s discovery thereof and in no event later than 5:00 p.m., Tulsa, Oklahoma time, on August 24, 2011 (the “Notice Deadline”). The Defect Notice shall set forth in reasonable detail (i) the Purchased Asset with respect to which a claimed Defect is made, (ii) the nature of such claimed Defect and (iii) Buyer’s good faith calculation of the Defect Value thereof in accordance with the guidelines set forth in Section 5.3. Each Defect Notice shall be accompanied by supporting documents reasonably necessary for Sellers (or any title attorney or examiner hired by Sellers) to verify or investigate the existence of the alleged Defect(s). Any Defect that is not identified in a Defect Notice by the applicable Notice Deadline shall thereafter be forever waived and expressly assumed by Buyer and shall be deemed to have become a Permitted Lien and an Assumed Liability.

(b) Sellers may request an increase of the Base Purchase Price by notifying Buyer of any Title Benefit on or before the Notice Deadline for Title Defects (a “Title Benefit Notice”). The Title Benefit Notice shall set forth in reasonable detail (i) the Purchased Asset with respect to which a claimed Title Benefit is made, (ii) the nature of such claimed Title Benefit and (iii) Sellers’ good faith calculation of the Benefit Value thereof in accordance with the guidelines set forth in Section 5.3. Each Title Benefit Notice shall be accompanied by supporting documents reasonably necessary for Buyer (or any title attorney or examiner hired by Buyer) to verify or investigate the existence of the alleged Title Benefit(s). Any Title Benefit that is not identified in a Title Benefit Notice by the Notice Deadline for Title Defects shall thereafter be forever waived.

5.2 Determination of Defects, Title Benefits and Values. Within five days after a Party’s receipt of any Defect Notice or Title Benefit Notice, such Party shall notify the delivering Party whether such receiving Party agrees with any claimed Defects or Title Benefits contained therein and the proposed Defect Values or Benefit Values therefor, as applicable. If the receiving Party does not agree with any claimed Defect or Title Benefit or the proposed Defect Value or Benefit Value therefor, as applicable, then the Parties shall enter into good faith negotiations and shall attempt to agree on such matters. If the Parties cannot reach agreement prior to the Closing concerning either the existence of a Defect or Title Benefit or a Defect Value or Benefit Value regarding any Purchased Asset, then, upon any Party’s written request, the Parties shall retain the applicable Consultant to resolve all points of disagreement relating to Defects, Title Benefits, Defect Values and Benefit Values. If necessary, the Closing shall be deferred only as to those Purchased Assets (or interests therein) with respect to which the existence or value of a Defect (but not a Title Benefit) is an issue until the Consultant has made a determination of the disputed issues with respect thereto. All Purchased Assets (or interests therein) as to which no such dispute(s) exist at the Closing shall be conveyed to Buyer subject to the terms of this Agreement at the Closing. The Consultant’s determination shall be made within 30 days after submission of the matters in dispute and such determination by the Consultant shall be final, conclusive and binding on the Parties and shall be enforceable against any Party in any court of competent jurisdiction. Once the Consultant’s determination has been expressed to the Parties, (i) with respect to Defects and Defect Values, Sellers shall have five days in which to advise Buyer in writing which of the options available to Sellers under Section 5.4 Sellers elect regarding each of the Purchased Assets as to which the Consultant has made a determination, (ii) to the extent that Sellers have not elected to exclude such Purchased Assets (or interests therein), Sellers and Buyer shall effect a Closing pursuant to Article 7 (and the other terms and conditions herein) with respect to, and Sellers shall transfer to Buyer, the Purchased Assets (or interests therein) subject to such Defects, and (A) Buyer shall pay to Sellers an amount equal to the aggregate Allocated Values of such Purchased Assets (minus any Defect Values attributable thereto) or (B) to the extent that any such Defect Values with respect to Adverse Environmental Conditions exceed the Allocated Values of the applicable Purchased Assets burdened thereby, Sellers shall promptly pay to Buyer an amount equal to such excess and (iii) with respect to Title Benefits and Benefit Values, Buyer shall promptly pay to Sellers the aggregate Benefit Values determined by the Consultant, if any. In making its determination, the Consultant shall be bound by the rules set forth in this Article 5. The Consultant shall act as an expert for the limited purpose of determining the specific disputed Defect, Title Benefit, Defect Value or Benefit Value submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter. The fees charged by the Consultant shall be borne 50% by Buyer and 50% by Sellers and each Party shall bear all of its own costs and expenses associated with the submission of any disputed matters to the Consultant.

5.3 Calculation of Defect Value.

(a) Different Interests. If a Title Defect or Title Benefit represents a discrepancy between (i) the Net Revenue Interest for any Well and (ii) the Net Revenue Interest or percentage set forth in Exhibit A-2 for such Well, then the Defect Value or the Benefit Value thereof shall be the product of the Allocated Value of such Well, multiplied by a fraction, the numerator of which is the Net Revenue Interest or percentage ownership decrease or increase, as applicable, and the denominator of which is the Net Revenue Interest or percentage ownership set forth in Exhibit A-2 for such Well; provided, however, that if the Title Defect or Title Benefit does not affect the Well throughout its entire productive life, the Defect Value or the Benefit Value determined pursuant to this Section 5.3(a) shall be reduced to take into account such applicable time period only.

(b) Liens. If a Title Defect is a Lien upon a Purchased Asset which is liquidated in amount, then the Defect Value thereof shall be the sum necessary to be paid to the obligee to remove the Lien from such Purchased Asset. If a Title Defect is a Lien upon a Purchased Asset which is not liquidated in amount but can be estimated with reasonable certainty, then the Defect Value thereof shall be the sum necessary to compensate Buyer for the adverse economic effect on such Purchased Asset.

(c) Adverse Environmental Conditions. If a Defect is an Adverse Environmental Condition, then the Defect Value thereof shall be the costs and expenses reasonably necessary to remediate such Adverse Environmental Condition.

(d) Other Defects. If the Defect is not of a type described in Sections 5.3(a) through (c), then the Defect Value thereof shall be determined by taking into account the Allocated Value of the Purchased Asset so affected, the portion of Sellers’ interest in the Purchased Asset affected by the Defect, the legal effect of the Defect, the potential economic effect of the Defect over the life of the affected Purchased Asset, the values placed upon the Defect by Sellers and Buyer and such other factors as are necessary to make a proper evaluation.

(e) No Duplication. The Defect Value with respect to any Defect shall be determined without duplication of any costs or losses included in another Defect Value hereunder, or for which Buyer otherwise receives credit in the calculation of any Defect Value with respect to any Defect.

5.4 Remedies for Defects.

(a) Sellers’ Right to Cure or Remediate. Sellers shall have the right, but not the obligation, to cure or remediate at or prior to the Closing any Defect accepted by Sellers or determined to be a Title Defect pursuant to Section 5.2. If a Defect to be cured or remediated is not cured or remediated prior to the originally scheduled Closing Date, then Sellers may elect to extend the Closing Date for the Purchased Assets (or interests therein) affected by such Defect up to 60 days and complete the cure or remediation. If Sellers elect to extend the Closing Date for the Purchased Assets (or interests therein) affected by a Defect, it shall give Buyer written notice of such election at least two days prior to the originally scheduled Closing Date and provide a new date for the Closing Date for such Purchased Assets (or interests therein). All Purchased Assets (or interests therein) as to which no such election has been made shall be conveyed to Buyer subject to the terms of this Agreement on the originally scheduled Closing Date. With respect to any Defect that Sellers elect not to cure or remediate or that Sellers fail to cure or remediate at or prior to the Closing, the provisions of Section 5.4(b) or Section 5.4(c) shall apply.

(b) Title Defects. In the event of a Title Defect, Sellers shall have the option, exercisable in writing delivered to Buyer, to:

(i) include the Purchased Asset (or interest therein) affected by such Title Defect in this Agreement and not cure such Title Defect, in which event (A) the Base Purchase Price shall be reduced by the Defect Value related to such Title Defect and (B) Sellers shall have no other or further obligation or liability in respect of such Title Defect; or

(ii) exclude from this Agreement the Purchased Asset (or interest therein) affected by such Title Defect and all other Purchased Assets as may be reasonably necessary to effect the exclusion of the affected Purchased Asset due to any uniformity of interest provisions, unit agreements or other contractual or operational restrictions on the transfer of such affected Purchased Asset, in which event the Base Purchase Price shall be reduced by the aggregate Allocated Values of all such excluded Purchased Assets.

Each election under this Section 5.4(b) shall be made by Sellers no later than the Closing Date (either the originally scheduled Closing Date or the new Closing Date elected pursuant to Section 5.4(a)). Any failure by Sellers to validly make such election shall be deemed hereunder to be an election by Sellers of the option set forth in Section 5.4(b)(i) above.

(c) Adverse Environmental Conditions. In the event of an Adverse Environmental Condition, Sellers shall have the option, exercisable in writing delivered to Buyer, to:

(i) include the Purchased Asset (or interest therein) affected by such Adverse Environmental Condition in this Agreement and not remediate such Adverse Environmental Condition, in which event (A) the Base Purchase Price shall be reduced by the Defect Value related to such Adverse Environmental Condition and (B) subject to Section 5.2(ii)(B), Sellers shall have no other or further obligation or liability in respect of such Adverse Environmental Condition; or

(ii) exclude from this Agreement the Purchased Asset (or interest therein) affected by such Adverse Environmental Condition and all other Purchased Assets as may be reasonably necessary to effect the exclusion of the affected Purchased Asset due to any uniformity of interest provisions, unit agreements or other contractual or operational restrictions on the transfer of such affected Purchased Asset, in which event the Base Purchase Price shall be reduced by the aggregate Allocated Values of all such excluded Purchased Assets.

Each election under this Section 5.4(c) shall be made by Sellers no later than the Closing Date (either the originally scheduled Closing Date or the new Closing Date elected pursuant to Section 5.4(a)). Any failure by Sellers to validly make such election shall be deemed hereunder to be an election by Sellers of the option set forth in Section 5.4(c)(i) above.

(d) Effect of Remedies. (i) Any adjustments to the Base Purchase Price pursuant to Section 5.4(b) or Section 5.4(c) shall be taken into account in determining the Closing Payment and (ii) any Purchased Assets (or interests therein) excluded from this Agreement in accordance with the terms of Section 5.4(b)(ii) or Section 5.4(c)(ii) shall be excluded from the Closing and deemed deleted from the exhibits and schedules hereto.

(e) Limitations. Notwithstanding anything herein to the contrary: (i) Buyer may not assert any Defect after the Notice Deadline; (ii) in no event shall the Defect Value for any Defect exceed the Allocated Value of the affected Purchased Asset (it being understood by the Parties that the Defect Value of any Defect that is an Adverse Environmental Condition shall not be limited under this Section 5.4(e)(ii)); (iii) no reduction of the Base Purchase Price shall be made for Defects unless and until the aggregate uncured Defect Values exceed the Defect Threshold, and only then to the extent of the excess over the Defect Threshold; (iv) no adjustments shall be made for Title Benefits unless and until the aggregate Benefit Values exceed the Defect Threshold, and only then to the extent of the excess over the Defect Threshold; and (iv) this Article 5 sets forth Buyer’s sole remedies for all Defects (other than any claim or liability arising out of or attributable to any breach or failure of Sellers’ special warranty of title set forth in the Deeds and the Purchased Asset Assignments).

5.5 Consents.

(a) After the date hereof and prior to the Closing, Sellers shall use commercially reasonable efforts to obtain the written consent from any Third Party with respect to any Transferred Contract which is required to permit the sale, transfer and assignment of such Transferred Contract pursuant to the terms and conditions thereof (collectively, the “Required Consents”). Notwithstanding anything in this Agreement to the contrary, neither Party shall be obligated to make any payments to any Third Party holder of any Required Consent or incur any other material burden in order to comply with the requirements set forth in this Section 5.5 and the failure to obtain any such Required Consent shall not be deemed a breach of any covenant or condition of any Party hereunder.

(b) If there are any Required Consents which have not been obtained as of the Closing, then the provisions of Section 5.5(b)(i) or Section 5.5(b)(ii) shall apply.

(i) If the sum of (x) the aggregate Allocated Values of the Transferred Contracts as to which any Required Consents were not obtained (collectively, the “Restricted Contracts”) and all other Purchased Assets reasonably related to the Restricted Contracts due to any uniformity of interest provisions, unit agreements or other contractual or operational restrictions on the transfer of the Restricted Contracts (collectively with the Restricted Contracts, the “Restricted Assets”) plus (y) the aggregate uncured Defect Values of all Defects validly asserted on or prior to the Closing does not exceed the Defect Threshold, then (A) the Closing with respect to all Restricted Contracts shall, subject to the terms of this Section 5.5(b)(i), be deferred and excluded from the initial Closing hereunder, (B) the Parties shall proceed to close the transaction in accordance with Article 7 (and the other terms and conditions herein) without any adjustment of the Base Purchase Price and (C) Sellers shall continue after the Closing to use commercially reasonable efforts to obtain the written consent from any Third Party with respect to all un-obtained Required Consents. In the event of the foregoing, notwithstanding anything herein to the contrary (including Sections 2.1 and 2.2), neither this Agreement nor any of the other Transaction Documents shall constitute a sale, assignment, assumption, transfer, conveyance or delivery, or an attempted sale, assignment, assumption, transfer, conveyance or delivery, of the Restricted Contracts, and following the Closing, until the earlier of the term of the applicable Restricted Contract or six months after the date of this Agreement (the “Missing Consent Period”), Sellers and Buyer shall, subject to Section 5.5(a), use their commercially reasonable efforts, and cooperate with each other, to obtain the Required Consent relating to each Restricted Contract as quickly as practicable. Pending the obtaining of the Required Consent relating to any Restricted Contract, Sellers and Buyer shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of the use of the Restricted Contract (or interest therein) on and after the Closing Date (or any right or benefit arising thereunder, including the enforcement for the benefit of Buyer, at Buyer’s cost and expense, of any and all rights of Sellers against a Third Party thereunder), subject to the burdens of use of the Restricted Contract (or any liability arising thereunder, including the defense of Sellers, at Buyer’s cost and expense, of any claims made or asserted by a Third Party thereunder). Upon the earlier of the expiration of the Missing Consent Period or Sellers obtaining a Required Consent for a Restricted Contract, Sellers shall promptly assign, transfer, convey and deliver such Restricted Contract (or interest therein) to Buyer without any further monetary consideration, and Buyer shall expressly assume the obligations under such Restricted Contract assigned to Buyer from and after the date of assignment to Buyer pursuant to a special purpose assignment and assumption agreement substantially similar in terms to the Purchased Asset Assignments (which special purpose agreement the Parties shall prepare, execute and deliver in good faith at the time of such transfer).

(ii) If the sum of (x) the aggregate Allocated Values of the Restricted Assets plus (y) the aggregate uncured Defect Values of all Defects validly asserted on or prior to the Closing exceeds the Defect Threshold, then each Restricted Asset (or interest therein) shall be excluded from the Closing and (A) the Parties shall proceed to close the transaction in accordance with Article 7 with a reduction of the Base Purchase Price by an amount equal to the Allocated Value for such Restricted Asset and (B) Sellers shall retain such Restricted Asset. During the period from the Closing until the day prior to final settlement required in accordance with Section 3.4 (the “Post-Closing Period”), Sellers and Buyer shall use their commercially reasonable efforts (but without any obligation to pay any amounts to any Third Party), and cooperate with each other, to obtain the Required Consent relating to each Restricted Contract as quickly as practicable. In the event that Sellers obtain a Required Consent for a Restricted Contract prior to the expiration of the Post-Closing Period, Sellers and Buyer shall effect a Closing pursuant to Article 7 (and the other terms and conditions herein) with respect to, and Sellers shall assign, transfer, convey and deliver such Restricted Contract (or interest therein) and all other Restricted Assets (or interests therein) related to such Restricted Contract, to Buyer and Buyer shall expressly assume the obligations under such Restricted Contract and Restricted Asset from and after the date of assignment to Buyer and Buyer shall pay to Sellers an amount equal to the aggregate Allocated Values of such Restricted Contract and such other Restricted Assets. The assignment will be accomplished through a special purpose assignment and assumption agreement substantially similar in terms to the Purchased Asset Assignments (which special purpose agreement the Parties shall prepare, execute and deliver in good faith at the time of such transfer).

5.6 Preferential Rights.

(a) After the date hereof, Sellers shall promptly notify all holders of preferential rights to purchase all or any portion of the Purchased Assets (“Preferential Rights”) of their rights as result of this Agreement.

(b) In the event that any holder of Preferential Right exercises such Preferential Right prior to the Closing, the Purchased Assets subject to such Preferential Right (as well as all other Purchased Assets as may be reasonably necessary to effect the exclusion of the affected Purchased Asset due to any uniformity of interest provisions, unit agreements or other contractual or operational restrictions on the transfer of such affected Purchased Asset) shall be excluded and deleted from this Agreement, the Base Purchase Price shall be reduced by an amount equal to the aggregate Allocated Values of such affected Purchased Assets and, subject to Sections 7.2 and 7.3, the Closing shall occur as to the remainder of the Purchased Assets (or interests therein), if any.

(c) In the event that any holder of Preferential Right fails to exercise such Preferential Right prior to the Closing and the time period for exercise or waiver of such Preferential Right has not yet expired, the Purchased Assets subject to such Preferential Right and all other Purchased Assets as may be reasonably necessary to effect the exclusion of the affected Purchased Asset due to any uniformity of interest provisions, unit agreements or other contractual or operational restrictions on the transfer of such affected Purchased Asset shall be retained by Sellers and the Base Purchase Price shall be reduced by an amount equal to the aggregate Allocated Values of such Purchased Assets, and, subject to Sections 7.2 and 7.3, the Closing shall occur as to the remainder of the Purchased Assets (or interests therein).

(d) If, subsequent to the Closing, any Preferential Right is waived, or if the time period otherwise set forth for exercising such Preferential Right expires, in either case prior to the day prior to final settlement required in accordance with Section 3.4, Sellers and Buyer shall effect a Closing pursuant to Article 7 (and the other terms and conditions herein) with respect to, and Sellers shall transfer to Buyer, the Purchased Assets (or interests therein) subject to such Preferential Right, and Buyer shall pay to Sellers an amount equal to the aggregate Allocated Values of such Purchased Assets.

5.7 Casualty and Condemnation. If, after the date of this Agreement but prior to Closing Date, any portion of the Purchased Assets is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain (each a “Casualty Event”), the Parties shall nevertheless be required to consummate the transactions contemplated by this Agreement. Sellers must elect, by written notice to Buyer prior to the Closing Date, either to (i) cause the Purchased Assets affected by the Casualty Events to be repaired, restored or replaced, at Sellers sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date), (ii) indemnify Buyer, pursuant to an agreement to be executed at the Closing reasonably acceptable to the Parties, against any costs or expenses that Buyer reasonably incurs to repair, restore or replace the Purchased Assets or (iii) treat the costs and expenses associated with repairing, restoring or replacing the affected Purchased Assets as Defects under this Article 5. In each case, Sellers shall retain all rights to insurance and other claims against Third Parties with respect to the Casualty Events, except to the extent the Parties otherwise agree in writing.

5.8 Termination as a Remedy. In the event that the aggregate sum of (i) the Defect Values attributable to uncured Defects related to the Purchased Assets which were the subject of a Defect Notice delivered no later than the Notice Deadline, plus (ii) the Allocated Values of all

Restricted Contracts as to which any Required Consents are not obtained by the Closing and all other Restricted Assets reasonably related to such Restricted Contracts, plus (iii) the Allocated Values of all Purchased Assets for which applicable Preferential Rights have been validly exercised on or before the Closing Date plus (iv) the aggregate amount of costs and expenses associated with repairing, restoring or replacing the Purchased Assets affected by Casualty Events, exceeds $4,575,000, then either Buyer or Sellers may elect to terminate this Agreement and upon such election, notwithstanding anything herein to the contrary, no Party shall have any further liability or obligation to the other hereunder, except that (A) Sellers shall be obligated to promptly return the Deposit to Buyer via wire transfer of immediately available funds to the account designated in writing by Buyer and (B) the indemnification obligations set forth in Section 6.2 shall survive such termination and be enforceable in accordance with the terms hereof.

ARTICLE 6

COVENANTS

6.1 General. Each of Buyer and Sellers shall use its reasonable efforts in good faith to take all actions and to do all things necessary or advisable in order to consummate and make effective the purchase and sale of the Purchased Assets contemplated by this Agreement, including satisfaction of the closing conditions set forth in Article 7.

6.2 Access. From and after the date of this Agreement and until the Closing Date, Sellers shall permit Buyer’s officers, employees, agents and advisors, at Buyer’s sole risk and expense, to (i) have reasonable access to the Purchased Assets (so long as such access occurs during normal business hours or at mutually agreeable times and does not unreasonably interfere with the operation of the Purchased Assets) to observe the condition, use and operation of the Purchased Assets and to facilitate the transactions contemplated by this Agreement and (ii) otherwise perform due diligence activities, including title searches and physical and environmental investigations and inspections of the Purchased Assets to the extent reasonably necessary to conduct and prepare a Phase I Environmental Site Assessment in accordance with the American Society for Testing and Materials (A.S.T.M.) Standard Practice Environmental Site Assessments: Phase I Environmental Site Assessment Process (Publication Designation: E1527-05) covering such Purchased Assets (“Phase I”); provided, however, that Buyer shall not conduct any other physical environmental examination (including, but not limited to a Phase II Environmental Site Assessment in accordance with the American Society for Testing and Materials (A.S.T.M.) Standard Practice Environmental Site Assessments: Phase II Environmental Site Assessment Process (Publication Designation: E1903-97) (“Phase II”)) or any other soil or water tests or borings or other invasive tests or examinations with respect to the Purchased Assets without the prior written consent of Sellers. In the event that Sellers withhold consent for Buyer to conduct any requested Phase II or additional environmental investigation of any Purchased Asset that a Phase I indicates the need thereof, such Purchased Asset (or interest therein) shall be excluded from the transactions contemplated under this Agreement and (i) the Base Purchase Price shall be adjusted downward by an amount equal to the Allocated Value of such excluded Purchased Asset in accordance with the terms of Section 5.4(c)(ii), and (ii) such excluded Purchased Asset (or interest therein) shall be deemed to be deleted from the exhibits and schedules hereto. Buyer agrees to maintain the confidentiality of all information acquired by

Buyer pursuant to this Section 6.2 in accordance with the terms of the Confidentiality Agreement. Buyer agrees to indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Damages arising out of or relating to access to the Purchased Assets prior to the Closing by Buyer, even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Seller Indemnified Parties (but excluding gross negligence or willful misconduct on the part of any Seller Indemnified Parties).

6.3 Conduct of Sellers Business. From and after the date of this Agreement and until the Closing Date, Sellers agree that:

(a) Sellers shall maintain, operate and administer the Purchased Assets utilizing prudent oilfield practices, in the ordinary course of business and consistent with past practice and in compliance with all applicable Laws and Regulations;

(b) Sellers shall:

(i) not, except as set forth on Schedule 4.1(m), agree to, approve or incur any authorizations for expenditure, cost or other obligation for commitments with respect to the Purchased Assets in excess of $50,000;

(ii) not sell, assign, transfer or lease or agree to sell, assign, transfer, lease or otherwise dispose of any of the Purchased Assets, except for (A) sales and dispositions of oil and gas in the ordinary course of business and (B) sales and dispositions of equipment and materials that are surplus, obsolete or replaced;

(iii) not subject any of the Purchased Assets to any Lien (other than a Permitted Lien);

(iv) not modify, amend, extend or terminate any Purchased Lease, Purchased Easement or Purchased Contract;

(v) not waive, compromise or settle any material rights under any Purchased Lease, Purchased Easement or Purchased Contract;

(vi) maintain insurance coverage on the Purchased Assets in the amounts and of the types currently in force;

(vii) use commercially reasonable efforts to maintain in full force and effect all Purchased Leases associated with Wells that are capable of producing in paying quantities; and

(viii) maintain all Purchased Permits.

Buyer’s approval of any action restricted by this Section 6.3 shall not be unreasonably withheld or delayed and shall be considered granted 10 days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Sellers’ notice) of Sellers’ notice to Buyer requesting such consent unless Buyer notifies Sellers to the contrary during that period. Notwithstanding the foregoing provisions of this Section 6.3, in the event of an emergency,

Sellers may take such action as reasonably necessary and shall notify Buyer of such action promptly thereafter.

6.4 Taxes. Buyer shall pay all sales, use, gross receipts, transfer, real property transfer, documentary stamp, recording and other similar Taxes arising from and with respect to the purchase and sale of the Purchased Assets. All ad valorem real property Taxes, personal property Taxes, fees or assessments attributable to the Purchased Assets shall be included and apportioned as provided in the definition of “Operating Balance.” Each Party shall be responsible for its own income Taxes, if any, which may result from the transactions contemplated by this Agreement.

6.5 Transaction Expenses. Except as expressly provided otherwise herein, each Party shall pay its own expenses and the fees and expenses of its counsel, accountants, consultants and other experts and representatives incurred in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

6.6 Maintenance of Books and Records.

(a) At the Closing, Sellers shall deliver to Buyer the Purchased Records.

(b) Buyer and Sellers shall cooperate fully with one another after the Closing so that (subject to any limitations that are reasonably required to preserve any applicable attorney-client or other legal privilege) each Party has access to the business records, contracts and other information existing at the Closing Date and relating in any manner to the Purchased Assets (whether in the possession of Sellers or Buyer). No files, books or records existing at the Closing Date and relating in any manner to the Purchased Assets shall be destroyed by any Party for a period of two years after the Closing Date (or such longer period as is required by applicable Laws and Regulations or the applicable joint operating agreement) without giving the other Party at least 30 days prior written notice, during which time such other Party shall have the right (subject to the provisions hereof) to examine and to remove any such files, books and records prior to their destruction. The access to files, books and records contemplated by this Section 6.6 shall be during normal business hours and upon not less than two days prior written request, shall be subject to such reasonable limitations as the Party having custody or control thereof may impose to preserve the confidentiality of information contained therein, and shall not extend to material subject to a claim of privilege unless expressly waived by the Party entitled to claim the same.

6.7 Confidentiality. The respective obligations of the Parties with regard to the use and disclosure of information provided to one Party by the other are set forth in the Confidentiality Agreement. Notwithstanding anything in the Confidentiality Agreement or this Agreement to the contrary, Sellers and Buyer shall consult with each other with regard to all publicity and other public releases concerning this Agreement and the transactions contemplated hereby; provided, however, that nothing contained in this Agreement or the Confidentiality Agreement shall restrict either Party or any Affiliate of either Party from making any disclosure required by applicable Laws and Regulations or the applicable rules of any stock exchange.

6.8 Names. As soon as reasonably possible after the Closing, but in no event later than 60 days after the Closing, Buyer shall remove the names of Sellers, including “Penn Virginia,” “Penn Virginia Oil & Gas Corporation,” “Penn Virginia MC Energy L.L.C.” and all variations thereof, from all of the Purchased Assets and make the requisite filings with, and provide the requisite notices to, the appropriate Governmental Authorities to place the title or other indicia of ownership, including operation of the Purchased Assets, in a name other than any name of a Seller or any variations thereof.

6.9 Further Assurances. At or after the Closing, either Party, at the request of the other Party and without additional consideration, shall execute and deliver to the requesting Party all such further assignments, deeds, agreements, contracts, instruments and other documents as the requesting Party may reasonably request in order to perform, accomplish, perfect or record, if reasonably necessary, the sale, assignment, transfer and delivery to Buyer of the Purchased Assets acquired by Buyer hereunder as contemplated by this Agreement, to obtain the Customary Post-Closing Consents and to otherwise carry out the intention of this Agreement.

6.10 Revised Schedules. On one or more occasions not later than three days prior to the Closing Date, Sellers may prepare and deliver to Buyer revised Schedules to this Agreement relating to the representations and warranties set forth in Section 4.1, which revised Schedules may include new Schedules to the extent that any of the representations and warranties set forth in Section 4.1 do not provide for Schedules, reflecting events or changes in circumstances occurring after the date of this Agreement. Prior to the Closing, any such revised or supplemental Schedules shall be for informational purposes only and of no force or effect in connection with determining whether the conditions to the Closing set forth in Section 7.2 have occurred or been satisfied. In the event that the Closing occurs, then for the sole purposes of the indemnification provisions set forth in Article 8, any representations and warranties of Sellers as set forth in Section 4.1 shall be subject to, and modified by, any such timely delivered revisions or supplements to the Schedules to this Agreement.

6.11 Bonds. The Parties understand that no bonds, letters of credit and guarantees relating to the Purchased Assets are to be transferred to Buyer. On or before Closing, Buyer shall obtain, or cause to be obtained in the name of Buyer, replacements for the bonds, letters of credit and guarantees set forth on Schedule 6.11 (but only to the extent such replacements are necessary or required under the Purchased Contracts or by applicable Laws and Regulations).

ARTICLE 7

CLOSING

7.1 Time and Place of Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on August 31, 2011 (the “Closing Date”) at 10:00 a.m. in the offices of PVMCE at 110 W. 7th, Suite 1800, Tulsa, Oklahoma 74119, or at such other time and place as agreed to by the Parties. Notwithstanding the foregoing, the purchase and sale of the Purchased Assets shall be effective as of 12:01 a.m., Tulsa, Oklahoma time, on July 1, 2011 (the “Effective Time”).

7.2 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions:

(a) the representations and warranties of Sellers set forth in Section 4.1 shall be true and correct in all material respects at and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);

(b) Sellers shall have performed and complied with in all material respects all of its obligations, covenants and agreements contained in this Agreement to be performed or complied with by it at or prior to the Closing;

(c) Sellers and Buyer shall each be in compliance with all material regulatory requirements of all applicable Governmental Authorities necessary to consummate the transactions contemplated herein (all of which shall be in full force and effect as of the Closing);

(d) no Order or Proceeding shall be outstanding or pending that restrains, enjoins or otherwise prohibits, or could reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement;

(e) Buyer shall have received all of the deliveries required by Section 7.4; and

(f) there shall be no bankruptcy, reorganization, receivership or arrangement proceedings pending against Sellers or any Affiliate of Sellers.

Buyer may waive any condition specified in this Section 7.2 if it executes a writing so stating at or prior to the Closing.

7.3 Conditions to Obligation of Sellers. The obligation of Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions:

(a) the representations and warranties of Buyer set forth in Section 4.2 shall be true and correct in all material respects at and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);

(b) Buyer shall have performed and complied with in all material respects all of its obligations, covenants and agreements contained in this Agreement to be performed or complied with by it at or prior to the Closing;

(c) Buyer and Sellers shall each be in compliance with all material regulatory requirements of all applicable Governmental Authorities necessary to consummate the transactions contemplated herein (all of which shall be in full force and effect as of the Closing);

(d) no Order or Proceeding shall be outstanding or pending that restrains, enjoins or otherwise prohibits, or could reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement;

(e) Sellers shall have received all of the deliveries required by Section 7.5; and

(f) there shall be no bankruptcy, reorganization, receivership or arrangement proceedings pending against Buyer or any Affiliate of Buyer.

Sellers may waive any condition specified in this Section 7.3 if it executes a writing so stating at or prior to the Closing.

7.4 Deliveries by Sellers at Closing. At the Closing, Sellers shall execute and deliver, or cause to be executed and delivered, or just delivered, where no execution is required, to Buyer:

(a) special warranty deeds in a form mutually agreeable to Buyer and Sellers conveying to Buyer all of the real property included in the Purchased Assets (collectively, the “Deeds”);

(b) assignments and bills of sale containing a special warranty of title in substantially the form of Exhibit C conveying to Buyer all of the Purchased Assets (collectively, the “Purchased Asset Assignments”);

(c) such assignments and consents necessary to transfer to Buyer all Purchased Permits which are transferable to Buyer under applicable Laws and Regulations;

(d) a transition services agreement in a form mutually agreeable to Buyer and Sellers providing for the provision of certain accounting services by Sellers following the Closing (the “Transition Services Agreement”);

(e) a certificate signed by an officer of each Seller certifying that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied or validly waived;

(f) a certificate signed by an officer of each Seller certifying that such Seller is not a foreign person in accordance with Section 1.1445-2(b) of the Treasury Regulations;

(g) certificates of good standing for PVMCE issued by the Secretary of State of the State of Delaware, Oklahoma and Texas, and PVOG issued by the Secretary of State of the Commonwealth of Virginia and the State of Oklahoma and Texas, each dated not more than five days prior to the Closing Date; and

(h) any other agreements, documents, certificates, approvals, consents or other instruments reasonably necessary to consummate the transactions contemplated by this Agreement.

7.5 Deliveries by Buyer at Closing. At the Closing, Buyer shall execute and deliver or cause to be executed and delivered, or just delivered, where no execution is required, to Sellers the following:

(a) the Closing Payment as provided in Section 3.5;

(b) the Purchased Asset Assignments;

(c) such assignments and consents necessary to transfer to Buyer all Purchased Permits which are transferable to Buyer under applicable Laws and Regulations;

(d) the Transition Services Agreement;

(e) a certificate signed by an officer of Buyer certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied or validly waived; and

(f) any other agreements, documents, certificates, approvals consents or other instruments reasonably necessary to consummate the transactions contemplated by this Agreement.

ARTICLE 8

INDEMNIFICATION

8.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Parties in this Agreement or any certificate delivered pursuant to this Agreement shall survive and continue in full force and effect as follows (each applicable period, the “Survival Period”):

(a) All of the representations, warranties and covenants of Sellers contained in Sections 4.1 (other than the Fundamental Representations) and 6.3 shall survive the Closing and continue in full force and effect for a period of six months after the Closing;

(b) All of the representations and warranties of Sellers set forth in Sections 4.1(a), (b), (c)(i) and (f) (collectively, the “Fundamental Representations”) shall continue in full force and effect indefinitely;

(c) All of the representations and warranties of Buyer set forth in Section 4.2 shall continue in full force and effect indefinitely; and

(d) All of the covenants set forth herein (other than those set forth in Section 6.3) shall continue in full force and effect indefinitely.

After the expiration of the applicable Survival Period for a particular representation, warranty or covenant, such representation, warranty or covenant shall automatically expire and terminate. Any claim for indemnification with respect to any breach of any representation, warranty or covenant which is not asserted within the applicable Survival Period by a written notice given as herein provided that identifies the breach underlying such claim may not be pursued and shall be thereafter forever barred.

8.2 Indemnification By Sellers. In the event that the Closing occurs, then Sellers hereby agree to indemnify, defend and hold Buyer and its Affiliates, each of its and their respective shareholders, members, partners, directors, officers, employees and agents and each of their respective successors and permitted assigns (collectively, the “Buyer Indemnified Parties”) harmless from and against any and all Damages directly or indirectly arising out of, resulting from or in connection with any of the following:

(a) the breach of or inaccuracy in any representation or warranty made by Sellers in this Agreement or any certificate delivered pursuant to this Agreement;

(b) the breach of or default in the performance by Sellers of any covenant, agreement or obligation in this Agreement; and

(c) any Retained Liability; provided, however, that any claim for indemnification pursuant to this Section 8.2(c) must be asserted by a notice given as herein provided by not later than the second anniversary of the Closing and any claim not asserted within such time period may not be pursued and shall be thereafter forever barred.

8.3 Indemnification By Buyer. In the event that the Closing occurs, Buyer agrees to indemnify, defend and hold each Seller and its Affiliates, each of its and their respective shareholders, members, partners, directors, officers, employees and agents and each of their respective successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against any and all Damages directly or indirectly arising out of, resulting from or in connection with any of the following:

(a) the breach of or inaccuracy in any representation or warranty made by Buyer in this Agreement or any certificate delivered pursuant to this Agreement;

(b) the breach of or default in performance by Buyer of any covenant, agreement or obligation in this Agreement; and

(c) any Assumed Liability.

8.4 Indemnification Procedures. All claims for indemnification under this Agreement related to Third Party Claims shall be asserted and resolved pursuant to this Section 8.4.

(a) Promptly after the receipt by any Person seeking indemnification hereunder (an “Indemnified Party”) of a notice of any Proceeding by any Third Party that may be subject to indemnification hereunder (a “Third Party Claim”), such Indemnified Party shall give written notice of such Third Party Claim to the indemnifying Party (the “Indemnifying Party”) stating the nature and basis of the Third Party Claim and the amount thereof, to the extent known, along with copies of the relevant documents evidencing the Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and to the extent that the Indemnifying Party is actually prejudiced thereby.

(b) The Indemnifying Party, at its own expense, shall have the right, exercisable within 30 days of receipt of notice of the Third Party Claim, to assume the defense of the Indemnified Party against the Third Party Claim so long as (i) the Indemnifying Party proceeds in good faith and in a timely manner and (ii) such Third Party Claim involves (and continues to involve) solely monetary damages.

(c) So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance with Section 8.4(b) only, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, it being understood that the Indemnifying Party shall pay all costs and expenses of counsel for the Indemnified Party (A) for all periods prior to such time as the Indemnifying Party has notified the Indemnified Party that it has assumed the defense of such Third Party Claim and (B) if there is a conflict of interest between the Indemnifying Party and the Indemnified Party, (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not to be unreasonably withheld or delayed), and (iii) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not to be unreasonably withheld or delayed).

(d) The Parties shall use commercially reasonable efforts to minimize Damages from Third Party Claims and shall act in good faith and in a timely manner in responding to, defending against, settling or otherwise dealing with Third Party Claims. The Parties shall also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not unreasonably withheld or delayed. Notwithstanding the foregoing, the Indemnified Party shall have the sole and exclusive right to settle any Third Party Claim, on such terms and conditions as it deems reasonably appropriate, to the extent such claim involves equitable or other non-monetary relief.

8.5 Other Limitations on Indemnification.

(a) Sellers shall not have any liability to the Buyer Indemnified Parties pursuant to Section 8.2(a) with respect to any breach of any representation or warranty set forth in Section 4.1 (other than any Fundamental Representation) unless and until the aggregate amount of all of the Damages to the Buyer Indemnified Parties exceeds the Indemnification Threshold, in which case the Buyer Indemnified Parties shall be entitled to indemnification only to the extent of the excess over the Indemnification Threshold. There shall be no threshold or deductible with respect to (i) Sellers obligations to Buyer pursuant to Section 8.2(a) with respect to any breach of any Fundamental Representation or pursuant to Section 8.2(b) or (ii) Buyer’s obligations to Sellers pursuant to Section 8.3.

(b) Except as to any Retained Liability and except as to any Damages incurred by Buyer on account of a breach of Section 4.1(f), the aggregate liability of Sellers pursuant to this Article 8 shall in no event exceed, individually or in the aggregate, $6,100,000. Subject to Section 8.5(c), Buyer’s liability pursuant to Section 8.3 shall, in each case, be without limit.

(c) Under no circumstances shall any Party be liable to the other Party for any indirect, contingent, consequential, unforeseen, exemplary or punitive, special Damages of any nature (including lost profits); provided, however, that any such Damages recovered by any Third Party for which a Party owes another Party an indemnity under this Agreement shall not be waived.

(d) The Parties will make appropriate adjustments for any insurance proceeds actually received by the Indemnified Party in determining Damages for purposes of this Article 8. All indemnification payments under this Article 8 will be deemed to be adjustments to the amounts paid to Sellers pursuant to Article 2. Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(e) Each Indemnified Party seeking indemnification hereunder shall use commercially reasonable efforts to mitigate any Damages that it asserts under this Article 8, but any reasonable costs and expenses (other than internal costs and expenses) incurred in connection therewith shall constitute Damages.

8.6 Exclusive Remedy. IN THE ABSENCE OF FRAUD, AFTER THE CLOSING THE RIGHT OF THE PARTIES TO ASSERT INDEMNIFICATION CLAIMS AND RECEIVE INDEMNITY PAYMENTS UNDER THIS AGREEMENT IS THE SOLE AND EXCLUSIVE RIGHT AND REMEDY EXERCISABLE BY THE PARTIES WITH RESPECT TO ANY DAMAGES ARISING OUT OF ANY BREACH BY ANY PARTY OF ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT OF SUCH PARTY SET FORTH IN THIS AGREEMENT OR OTHERWISE RELATING TO THE CONTEMPLATED TRANSACTIONS. NO PARTY WILL HAVE ANY OTHER REMEDY (STATUTORY, EQUITABLE, COMMON LAW OR OTHERWISE) AGAINST ANY OTHER PARTY WITH RESPECT TO SUCH MATTERS, AND ALL SUCH OTHER REMEDIES ARE HEREBY WAIVED. WITHOUT LIMITING THE FOREGOING, IN THE ABSENCE OF FRAUD, EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT SUCH PARTY WILL NOT HAVE ANY REMEDY AFTER THE CLOSING FOR ANY BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT SET FORTH IN THIS AGREEMENT, EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE 8.

ARTICLE 9

TERMINATION

9.1 Termination of Agreement. The Parties may terminate this Agreement as provided below:

(a) Buyer and Sellers may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Buyer may terminate this Agreement by giving written notice to Sellers (i) at any time prior to the Closing in the event that Sellers have breached in any material respect any representation, warranty or covenant contained in this Agreement, Buyer has notified Sellers of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach, (ii) at any time following the Termination Date if the Closing shall not have occurred on or before the Termination Date or (iii) at any time prior to the Closing if the conditions set forth in Section 5.8 have been satisfied; or

(c) Sellers may terminate this Agreement by giving written notice to Buyer

(i) at any time prior to the Closing in the event that Buyer has breached in any material respect any representation, warranty or covenant contained in this Agreement, Sellers have notified Buyer of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach, (ii) at any time following the Termination Date if the Closing shall not have occurred on or before the Termination Date or (iii) at any time prior to the Closing if the conditions set forth in Section 5.8 have been satisfied.

9.2 Effect of Termination.

(a) In the event that this Agreement is terminated by either Party pursuant to Section 9.1, then, except as expressly hereinafter provided, this Agreement shall become void and have no effect; provided, however, that (i) the provisions of Sections 3.3, 6.2, 6.7, 8.4, 8.5(c), 8.5(d) and 8.5(e), this Article 9 and Article 10 shall survive any such termination and (ii) each Party shall, in all events, remain bound by and continue to be subject to the terms of the Confidentiality Agreement.

(b) In the event that (i) Buyer terminates this Agreement pursuant to Section 9.1(b)(i) or Section 9.1(b)(ii), (ii) Sellers have knowingly taken any action or knowingly omitted to take any action where such action or omission to take any such action resulted in the breach or failure in any material respect of any of Sellers representations or warranties set forth herein or any covenants of Sellers which are to be performed or observed at or prior to the Closing and (iii) as of the date of such termination, Buyer has not breached in any material respect any representation, warranty or covenant of Buyer contained in this Agreement (including Buyer’s failure to consummate the transactions contemplated by this Agreement upon satisfaction of the conditions set forth in Section 7.3), then, subject to the limitations set forth in Section 8.5(c) and this Section 9.2, (A) Sellers shall return the Deposit to Buyer in accordance with Section 3.3(d) and (B) Buyer shall be entitled to all remedies available at law or in equity (including specific performance to the extent that a court of competent jurisdiction determines that Buyer is entitled to such remedy).

(c) In the event that (i) Sellers terminate this Agreement pursuant to Section 9.1(c)(i) or Section 9.1(c)(ii) and (ii) Sellers are entitled to retain the Deposit pursuant to Section 3.3(c), then Sellers retention of the Deposit shall be Sellers’ sole and exclusive remedy against Buyer hereunder (other than for the breach of any covenants that expressly survive the termination hereof pursuant to Section 9.1).

(d) In the event that (i) this Agreement terminates pursuant to Section 9.1 and (ii) the conditions described in either Section 9.2(b) or Section 9.2(c) have not been satisfied, then no Party shall have any obligations or liabilities hereunder except for the obligations and liabilities with respect to (A) the return of the Deposit to Buyer as required under Section 3.3(d) and (B) Sections 6.2 and 6.7, this Article 9 and Article 10.

ARTICLE 10

MISCELLANEOUS

10.1 Amendment and Waiver. The Parties may, by mutual written agreement, amend this Agreement in any respect, and either Party, as to such Party, may (i) extend the time for the performance of any of the obligations of the other Party; (ii) waive any inaccuracies in representations and warranties by the other Party; (iii) waive compliance by the other Party with any of the covenants or agreements contained herein and performance of any obligations by the other Party; and (iv) waive the fulfillment of any condition that is precedent to the performance by such Party of any of its obligations under this Agreement. To be effective, any such extension or waiver must be in writing and be signed by the Party providing such waiver or extension, as the case may be. No such extension or waiver by any Party, nor any waiver by any Party of any breach of any provision of this Agreement, shall operate or be construed as a waiver of any subsequent breach, whether or not similar. No failure or any delay by any Party in exercising any right, power or privilege under this Agreement or any of the other Transaction Documents shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege shall preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as otherwise provided in this Agreement, the rights and remedies herein provided are cumulative and are not alternative.

10.2 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party. Any transfer or assignment in violation of this Section 10.2 shall be void ab initio.

10.3 Notices. All notices, requests, demands and communications required or permitted under this Agreement shall be in writing, and any communication or delivery hereunder shall be deemed to have been duly made when personally delivered to the individual indicated below, or if mailed or by facsimile or email transmission, when received by the Party charged with such notice and addressed as follows:

If to Sellers:

Penn Virginia MC Energy L.L.C.

Penn Virginia Oil & Gas Corporation

Four Radnor Corporate Center, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087-4564

Attention: H. Baird Whitehead

Fax: (610) 687-7850

Email: baird.whitehead@pennvirginia.com

With a copy to:

Penn Virginia MC Energy L.L.C.

110 W. 7th, Suite 1800

Tulsa, Oklahoma 74119

Attention: Clay A. Sullivan

Fax: (918) 295-8353

Email: clay.sullivan@pennvirginia.com

and

Penn Virginia Oil & Gas Corporation

1000 Town Center Way, Suite 210

Canonsburg, Pennsylvania 15317

Attention: Michael E. Stamper

Fax: (724) 743-1101

Email: mike.stamper@pennvirginia.com

and

Penn Virginia Corporation

Four Radnor Corporate Center, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087-4564

Attention: Nancy M. Snyder

Fax: (610) 687-3688

Email: nancy.snyder@pennvirginia.com

If to Buyer:

Unit Petroleum Company

7130 South Lewis Ave., Suite 1000

Tulsa, Oklahoma 74136

Attention: Michael D. Earl

Fax: (918) 493-7711

Email: michael.earl@unitcorp.com

With a copy to:

Unit Petroleum Company

7130 South Lewis Ave., Suite 1000

Tulsa, Oklahoma 74136

Attention: Josh Dickens

Fax: (918) 493-7711

Email: josh.dickens@unitcorp.com

Any Party may, by written notice so delivered to the other Parties, change the address or individual to which delivery shall thereafter be made. If any Party rejects or otherwise refuses to accept a notice, or if the notice cannot be delivered because of a change in address for which no notice was given to the Party attempting to give or make such notice, such notice shall be deemed to have been received upon such rejection, refusal or such inability to deliver.

10.4 Severability. The Parties agree that (i) the provisions of this Agreement shall be severable in the event that any provision hereof is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, (ii) such invalid, void or otherwise unenforceable provision shall be automatically replaced by another provision which is as similar as possible in terms to such invalid, void or otherwise unenforceable provision but which is valid and enforceable and (iii) the remaining provisions shall remain enforceable to the fullest extent permitted by law.

10.5 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall (i) confer on any Person, other than the Parties (and the Indemnified Parties referred to in Article 8) and their respective successors or permitted assigns, any rights (including third party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement, or (ii) constitute the Parties as partners or as participants in a joint venture. This Agreement shall not provide Third Parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement. No Third Party shall have any right, independent of any right which may exist irrespective of this Agreement, under or granted by this Agreement, to bring any suit at law or equity for any matter governed by or subject to the provisions of this Agreement.

10.6 Construction. Buyer and Sellers have participated jointly in the negotiation and drafting of this Agreement and the Transaction Documents. In the event that any ambiguity or question of intent or interpretation arises, this Agreement and the Transaction Documents shall be construed as if drafted jointly by Buyer and Sellers, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement or the other Transaction Documents.

10.7 Exhibits and Schedules. All exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

10.8 Headings. The headings preceding the text of the articles, sections and paragraphs hereof are inserted solely for convenience of reference and shall not constitute a part of this Agreement nor shall they affect its meaning, construction or effect.

10.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument. Any executed counterpart delivered by facsimile or other means of electronic transmission shall be deemed an original for all purposes.

10.10 Entire Agreement. This Agreement, together with the exhibits and schedules attached hereto and the other Transaction Documents, and the Confidentiality Agreement constitute the entire understanding of the Parties with respect to the subject matter hereof, superseding all prior negotiations, discussions, agreements or understandings, written or oral, between the Parties with respect to the subject matter hereof.

10.11 Applicable Law. This Agreement shall be governed by, and construed, enforced and interpreted in accordance with the Laws and Regulations of the State of Oklahoma, without giving effect to any choice or conflict of law provision or rule (whether of the State of Oklahoma or any other jurisdiction) that would cause the application of the Laws and Regulations of any jurisdiction other than the State of Oklahoma.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first written above.

SELLERS: PENN VIRGINIA MC ENERGY L.L.C.

By:	/s/ H. BAIRD WHITEHEAD
	Name:	H. Baird Whitehead
	Title:	President and Chief Executive Officer

PENN VIRGINIA OIL & GAS CORPORATION

By:	/s/ H. BAIRD WHITEHEAD
	Name:	H. Baird Whitehead
	Title:	President and Chief Executive Officer

BUYER: UNIT PETROLEUM COMPANY

By:	/s/ BRADFORD J. GUIDRY
	Name:	Bradford J. Guidry
	Title:	Executive Vice President

Signature Page to Purchase and Sale Agreement

AMENDMENT AND SUPPLEMENT

TO PURCHASE AND SALE AGREEMENT

This Amendment and Supplement to Purchase and Sale Agreement (this “Amendment”) is made and entered into this 31st day of August, 2011 by and among Penn Virginia MC Energy L.L.C., a Delaware limited liability company, and Penn Virginia Oil & Gas Corporation, a Virginia corporation (collectively, “Sellers”), and Unit Petroleum Company, an Oklahoma corporation (“Buyer”).

RECITALS:

A. Sellers and Buyer have entered into that certain Purchase and Sale Agreement dated July 28, 2011 (the “PSA”).

B. Sellers and Buyer desire to amend and supplement the PSA in accordance with the terms hereof.

C. All capitalized terms used herein and not otherwise defined herein shall have the meanings described in the PSA.

NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Exercised Preferential Rights. Certain holders of Preferential Rights have exercised such Preferential Rights with respect to certain of the Purchased Assets. The Purchased Assets subject to such exercised Preferential Rights (collectively, the “Excluded Assets”) are set forth on Attachment A hereto. The Excluded Assets are hereby excluded and deleted from the purchase and sale contemplated by the PSA and are deemed no longer subject to the PSA in any respect. As a result of the exclusion of the Excluded Assets, the Base Purchase Price is hereby reduced by an amount equal to $13,106.

2. Exhibits to PSA. The list of Marketing Agreements, being Page 11 of Exhibit A-4 attached to the PSA, is hereby deleted and replaced with Attachment B attached hereto.

3. Schedules to PSA. The contracts listed as #1 through #14 under “Consents” on Schedule 4.1(d) attached to the PSA are hereby deleted in their entirety and replaced with the contracts set forth on Attachment C hereto.

4. Seller Proceedings. The following item shall be deemed to be added to Schedule 4.1(e) to the PSA:

Sellers have various pipeline and lease road right-of-ways with Arthur and Susan Hoehne (the “Hoehnes”) in Pittsburg County, Oklahoma. The Hoehnes have contacted Sellers regarding the following issues:

1.	The Hoehnes claim that a portion of Sellers’ pipeline on the Hoehnes’ property in Pittsburg County, Oklahoma has subsided. The Hoehnes have asked Sellers to return the pipeline to grade.

2.	The Hoehnes have asked Sellers to repair the access road leading to the Amy 3-3, Eric 4-3, Jaxson Chase 4-10 and Kolten Blake 3-10H wells located in Pittsburg County, Oklahoma.

5. Consents. The parties acknowledge that certain Required Consents have not been obtained by Sellers as of the date hereof (the “Outstanding Consents”). Notwithstanding the foregoing, the parties hereby agree as follows: (i) the parties waive the provisions of Section 5.5(b) of the PSA and (ii) the parties shall close the transactions contemplated by the PSA (including the conveyance of the Purchased Assets affected by the Outstanding Consents) without first obtaining the Outstanding Consents and no adjustment to the Base Purchase Price shall be made on account of the Outstanding Consents.

6. Ratification. Each party hereto hereby ratifies and confirms the PSA (as amended and supplemented hereby).

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned parties have caused this Amendment to be executed by their respective duly authorized representatives as of the date first above written.

SELLERS: PENN VIRGINIA MC ENERGY L.L.C.

By:	/s/ EDWARD L. JOHNSON
	Name:	Edward L. Johnson
	Title:	Vice President, Land

PENN VIRGINIA OIL & GAS CORPORATION

By:	/s/ EDWARD L. JOHNSON
	Name:	Edward L. Johnson
	Title:	Vice President, Land

BUYER: UNIT PETROLEUM COMPANY

By:	/s/ BRADFORD J. GUIDRY
	Name:	Bradford J. Guidry
	Title:	Executive Vice President